Exhibit 99.4

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 6-K of Logitech International S.A. (the “Company”) as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Kristen M. Onken, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ KRISTEN M. ONKEN
Chief Financial Officer

August 14, 2002

In connection with the Form 6-K of Logitech International S.A. (the “Company”) as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Guerrino De Luca, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ GUERRINO DE LUCA
Chief Executive Officer

August 14, 2002